NEWS

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TSX STOCK SYMBOL:       RUS, RUS.PR.C

RUSSEL METALS INC. ANNOUNCES OPTION EXERCISE BY UNDERWRITERS

TORONTO, CANADA -- February 11, 2004 -- Russel Metals Inc. announced today that underwriters of its previously announced bought deal equity financing have exercised in full their option to purchase an additional 750,000 Russel Metals common shares at a price of $9.00 per common share.  This increases the offering to 5,750,000 common shares for total gross proceeds of $51,750,000.  The number of Russel Metals common shares that will be outstanding upon closing of the offering will be 48,773,342.  The offering is being underwritten by an underwriting syndicate led by GMP Securities Ltd. and including RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc. and Westwind Partners Inc.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Acier Dollard, Acier Leroux, Acier Loubier, Acier Richler, Armabec, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Ennisteel, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Poutrelles Delta, Pioneer  Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

For further information, contact:

Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com